Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029
May 31, 2006
VIA EDGAR
United States Securities & Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0404
Attn.: Rufus Decker

Re:	Abrams Industries, Inc.
Form 10-K for the fiscal year ended April 30, 2005
File No. 0-10146
Dear Mr. Decker:
     On behalf of Abrams Industries, Inc. (the “Company”), this letter responds to the request for supplemental information regarding our Impairment Analysis of the Staff of the Commission to the above-referenced filings.
Response to the Revenue Projections used in the Sensitivity Case
In response to your request for supplemental information regarding our Impairment Analysis please see the attached “Sensitivity Case”. To aid in answering your questions the presentation of this sensitivity analysis for fiscal years 2007 through 2011 re-classifies certain expenses to provide a more direct comparison to the format of our financial reports and filings for fiscal 2005 and 2006. This revised case does not change the total Revenue or the estimated Net Earnings that were shown in our response to you of May 23, 2006.
A. Future Revenue Estimates
The Sensitivity Case that was constructed used a conservative estimate of revenue growth in order to revalidate management’s judgment that no impairment exist within the Energy and Facilities Solutions segment at Abrams Industries as of April 30, 2006. The revenue estimate for fiscal 2007, the first year of the study, is based only on revenue that management believes to be “in hand.” That is to say, only revenue from three very predictable sources is included in this conservative approach:
1)	Recurring contractual revenue

2)	Revenue currently booked as backlog and

3)	Revenue to be derived from written corporate commitments from the Hyatt and Ritz-Carlton hotel chains, both long standing customers.

1

For the Sensitivity Case, we intentionally excluded revenues from a number of other sources: there are no revenues from other qualified prospects, from other existing customers, or from our new strategic marketing and sales development efforts, such as our Top “10” program. Given our new product offerings and the fact that we are in the process of hiring four additional sales persons and one new Vice President of Sales to augment our current staff of four sales persons, management feels that the revenue projection for 2007 is very conservative. Please note the table below that was used to build up the 2007 Sensitivity Case revenue projection.

	Engineering	CMMS		Cumulative
2007 Revenue Projection	Services	Products	Total	Total

Recurring revenue under contract	771,000	1,815,000	2,586,000	2,586,000
Revenue currently in backlog	570,000	421,000	991,000	3,577,000
Revenue from written commitments	0	1,143,000	1,143,000	4,720,000
Revenue from Qualified prospects or existing customers	NA	NA	NA
Revenue from Top 10 project	NA	NA	NA

	1,341,000	3,379,000	4,720,000
Revenue used in 2007 Sensitivity Case			4,651,000

Overage			69,000
For 2008, the revenue projection used in the Sensitivity Case was $6,144,000 representing an increase of $1,493,000, or 32% over the 2007 estimate.
This projection includes additional monthly “Recurring revenue under contract” in 2008 that will directly result from the installations in 2007 of our new Web/wireless Computerized Maintenance Management Systems (CMMS) at various Hyatt and Ritz-Carlton properties. Additionally as we complete these installations across the remainder of the large domestic portfolios of Hyatt and Ritz-Carlton hotels in 2008 (based on existing written commitments) we will realize additional revenues from each of these new installations, followed by an increasing level of total monthly recurring contractual service revenues due to these new properties, as a direct result.
Despite the very strong market demand for energy efficiency services (our engineering contracts and backlog has grown from $382k to $1,341k or 251% in the past 12 months) that is projected to continue for the foreseeable future, the 2008 revenue projections for Engineering “Recurring revenue under contract” increases in 2008 by only $200,000. This increase is driven by new contracts that we now have in hand to provide Utility Analysis and Monitoring services to two large real estate portfolios.
For 2008, in an attempt to be conservative, we assumed that the normal ongoing backlog for Engineering Services at the beginning of that fiscal year would be no higher than what is currently on our books at the beginning of fiscal 2007. This projection assumes no additional contribution from our new strategic relationship with The Trane Company, (which has awarded us approximately $400,000 in new orders during the past 8 months), or from the 125% increase in our sales force personnel in 2007.

2

For the Sensitivity Case the only “new business increment” in our 2008 revenue projection is approximately $451,000 or 7% of the total 2008 revenues, that will come from our new product offerings and our expanded sales development group. One specific example of this activity is the recent contract we received to install our Web/wireless products at the Boston (Massachusetts) Westin Waterfront hotel that is currently underway as a pilot program. This hotel is a part of the Starwood group (a brand new customer) which currently manages 437 hotel properties across North America. At this time we are actively working with a number of other large hotel chains and commercial property owners and operators, each of which represents significant new revenue opportunities.
Please note the impact of the above items in our 2008 revenue projection shown below.

	Engineering	CMMS		Cumulative
2008 Revenue Projection	Services	Products	Total	Total

Recurring revenue under contract	971,000	2,043,108	3,014,108	3,014,108
Revenue currently in backlog	570,000	421,000	991,000	4,005,108
Revenue from written commitments	0	1,688,074	1,688,074	5,693,182
Revenue from Qualified prospects or existing customers	NA	450,818	450,818	6,144,000
Revenue from Top 10 project	NA	NA	NA

	1,541,000	4,603,000	6,144,000
Revenue used in 2008 Sensitivity Case			6,144,000

Overage			0
For the Sensitivity Case revenue projections for fiscal years 2009 through 2011, we assumed a modest 10% growth in annual revenue. We based this assumption on management’s projection that market demand for energy and building efficiency products and services will continue into the foreseeable future, coupled with the fact that our expanded sales team of nine individuals, which was previously four persons, will have been in effect for two years selling our new enhanced product and service offerings.
B. Future Gross Margin Rates and Operating Expense
From our submitted response on May 23, 2006 we provided operating statements that documented our historical as well as projected gross margin rates for fiscal years 2005 through 2011. The statements for fiscal 2005 and 2006 were in the same format as we use for reporting externally in our 10Q and 10K filings. However it is important to note that the Sensitivity Case study of fiscal years 2007 through 2011 utilized the reporting convention that we use for internal management control, and the classification of software amortization is different between these two reporting formats. In our external filings product amortization is classified as Cost of Goods Sold. In our internal reporting format product amortization is combined into Operating Expense. The table below adjusts for this reporting difference to clearly demonstrate the year to year performance by line item on a consistent basis. Total Revenues and Net Earnings for fiscal years 2007 through 2011 are unchanged from the original presentation of the Sensitivity Case.

3

Energy and Facilities Solutions Segment
Comparative Operating Statements

	Actuals	Actual*	Estimated	Estimated	Estimated	Estimated	Estimated
Fiscal Year	2005	2006	2007	2008	2009	2010	2011

Revenue — (000’s)
Engineering	1,121	1,402	1,341	1,541	1,903	2,362	2,610
CMMS	2,381	2,342	3,310	4,603	4,869	5,104	5,624

Total Revenue	3,502	3,744	4,651	6,144	6,772	7,466	8,234

Cost of Goods Sold	2,041	2,031	2,392	3,145	3,459	3,739	4,105

Gross Margin	1,461	1,713	2,259	2,999	3,313	3,727	4,129
	41.7%	45.8%	48.6%	48.8%	48.9%	49.9%	50.1%

Operating Expense	2,373	2,620	2,306	2,560	2,816	3,104	3,388

Interest Inc/(Exp) — Other	(8)	(3)	(9)	(9)	(9)	(9)	(9)

Net Income before Tax	(920)	(910)	(56)	430	488	614	732
Tax Expense/(Benefit)	(350)	(346)	(21)	163	185	233	278

Net Income	(570)	(564)	(35)	267	302	381	454

     Note: Actuals* = unaudited
As shown above, the gross margin improves from fiscal 2005 to fiscal 2007 by 6.9 percentage points. This is due to the fact that with increased revenue, or volume, we are able to more effectively utilize the fixed capacity that we have in place. Our fixed capacity is in the form of engineering personnel and customer service personnel for CMMS implementations. During fiscal 2006 we reduced the number of engineers and customer service personnel to better align this capacity with current revenues, resulting in an improvement in gross margins rates from 41.7% to 45.8%. Our software developers are currently developing new tools to automate portions of the CMMS implementation process, which will further improve the effective utilization of our fixed capacity in fiscal 2007.
You will also note that with the re-classification of product amortization, total operating expense decreases from fiscal 2006 “Actuals*” to fiscal 2007 “Estimated” by $314k. This reduction is driven by the fact that we eliminated a senior management position within this segment in March of 2006. The combined salary and severance related cost incurred in fiscal 2006 that will not be included in fiscal 2007 operating expense is approximately $205k. Additionally in April 2006 we changed components of our employee benefits/pay plan that reduced associated expenses by $30k on an annual basis. Our Operating Plan for fiscal 2007 includes additional scheduled mid-year operating expense reductions.
If the Staff has any questions or further comments, please direct them to the undersigned at (770) 953-0304.

Very truly yours,

/s/ Mark J. Thomas

Mark J. Thomas Chief Financial Officer

4

SENSITIVITY CASE
Valuation Analysis
5-year Forecast (FY 2007 — 2011)

Abrams Power, Inc.	2007		2008		2009		2010		2011
	AOP	%	Projected	%	Projected	%	Projected	%	Projected	%

Engineering Services	1,341	28.8%	1,541	25.1%	1,902	28.1%	2,362	31.6%	2,610	31.7%
CMMS	1,048	22.5%	625	10.2%	365	5.4%	—	0.0%	—	0.0%
iTendant	2,262	48.6%	3,977	64.7%	4,504	66.5%	5,104	68.4%	5,624	68.3%
Other	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total Sales	4,651	100.0%	6,144	100.0%	6,772	100.0%	7,466	100.0%	8,234	100.0%

Cost of Goods Sold	2,392	51.4%	3,145	51.2%	3,459	51.1%	3,739	50.1%	4,105	49.9%

Gross Margin	2,259	48.6%	2,999	48.8%	3,313	48.9%	3,727	49.9%	4,129	50.1%

SG&A	2,306	49.6%	2,560	41.7%	2,817	41.6%	3,104	41.6%	3,388	41.1%

Operating Income	(47)	-1.0%	439	7.1%	496	7.3%	623	8.3%	741	9.0%

Interest Expense	(9)	-0.2%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%
Net Income Before Tax	(56)	-1.2%	430	7.0%	487	7.2%	614	8.2%	732	8.9%
Tax (38%)	21	0.5%	(163)	-2.7%	(185)	-2.7%	(233)	-3.1%	(278)	-3.4%

Net Income	(35)	-0.7%	267	4.3%	302	4.5%	381	5.1%	454	5.5%

Net Income Before Tax	(56)		430		487		614		732
Interest Expense	9		9		9		9		9
Depreciation	77		105		155		175		225
Amortization	374		514		640		765		883

Total EBITDA	405		1,059		1,291		1,564		1,850

EBITDA, Cumulative	405		1,464		2,754		4,318		6,168

Net Income	(35)		267		302		381		454
Capital Expenditures	(913)		(768)		(878)		(728)		(878)
Depreciation & Amortization	452		619		795		941		1,109

Free Cash Flow	(496)		119		219		594		685

FCF, Cumulative	(496)		(378)		(159)		435		1,120

SENSITIVITY CASE
Valuation Analysis
Purchase Price Multiples Analysis
$(000)

	AOP	Net Asset Value 4/30/06

FY	2007	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Revenue	$4,651	1.06	1.12	1.19	1.25	1.31	1.38	1.44

EBITDA	$405	12.1	12.9	13.6	14.4	15.1	15.8	16.6

Operating Income	$(47)	(104.5)	(110.9)	(117.2)	(123.6)	(130.0)	(136.4)	(142.8)

Net Income	$(35)	(141.4)	(150.1)	(158.7)	(167.4)	(176.0)	(184.6)	(193.3)

	Projection	Net Asset Value 4/30/06

FY	2008	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Revenue	$6,144	0.80	0.85	0.90	0.95	0.99	1.04	1.09

EBITDA	$1,059	4.6	4.9	5.2	5.5	5.8	6.1	6.3

Operating Income	$439	11.2	11.9	12.5	13.2	13.9	14.6	15.3

Net Income	$267	18.4	19.5	20.7	21.8	22.9	24.0	25.2

SENSITIVITY CASE
Valuation Analysis
Discounted Cash Flow Analysis
$(000)

Terminal Value Calculation:
			Multiple (x)

	FY	2011	4.0	4.5	5.0	6.5	8.0

EBITDA		$1,850	$7,399	$8,324	$9,249	$12,023	$14,798

Less: Debt Repayment			$0	$0	$0	$0	$0

Terminal Value			$7,399	$8,324	$9,249	$12,023	$14,798

Cash Flows:			Year Ending April 30

			2007	2008	2009	2010	2011

Free Cash Flow			($496)	$119	$219	$594	$685

Terminal Value							$9,249

Total Cash Inflows			($496)	$119	$219	$594	$9,934

Discounted Present Value Calculation:		Year Ending April 30
		2007	2008	2009	2010	2011

Total Cash Inflows		($496)	$119	$219	$594	$9,934

	Discounted
Discount Rate	Present
(Cost of Capital)	Value	Discounted Cash Inflows

8%	$7,013	($459)	$102	$174	$436	$6,761

10%	$6,385	($451)	$98	$165	$406	$6,168

12%	$5,821	($443)	$94	$156	$377	$5,637

14%	$5,315	($435)	$91	$148	$352	$5,159

16%	$4,858	($428)	$88	$140	$328	$4,729

SENSITIVITY CASE
Net Present Value Analysis
(dollars in thousands)

Terminal Value Calculation:
		Multiple (x)
	FY	2011	4.0	4.5	5.0	6.5	8.0
EBITDA		$1,850	$7,399	$8,324	$9,249	$12,023	$14,798
Less: Debt Repayment			$0	$0	$0	$0	$0
Terminal Value			$7,399	$8,324	$9,249	$12,023	$14,798

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	($496)	$119	$219	$594	$685
Terminal Value					$9,249
Total Cash Inflows	($496)	$119	$219	$594	$9,934

NPV Calculation:
Net Asset Value 4/30/06	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Discount Rate (Cost of Capital)	NPV
8%	$2,101	$1,801	$1,501	$1,201	$901	$601	$301
10%	$1,473	$1,173	$873	$573	$273	($27)	($327)
12%	$909	$609	$309	$9	($291)	($591)	($891)
14%	$403	$103	($197)	($497)	($797)	($1,097)	($1,397)
16%	($54)	($354)	($654)	($954)	($1,254)	($1,554)	($1,854)

SENSITIVITY CASE
Valuation Analysis
Internal Rate of Return Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
	FY	2011	4.0	4.5	5.0	6.5	8.0
EBITDA		$1,850	$7,399	$8,324	$9,249	$12,023	$14,798
Less: Debt Repayment			$0	$0	$0	$0	$0
Terminal Value			$7,399	$8,324	$9,249	$12,023	$14,798

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	($496)	$119	$219	$594	$685
Terminal Value					$9,249
Total Cash Inflows	($496)	$119	$219	$594	$9,934

IRR Calculation:		Net Asset	Year Ending April 30
		Value
		04/30/06	2007	2008	2009	2010	2011
IRR:
	16%	($4,912)	($496)	$119	$219	$594	$9,934
	14%	($5,212)	($496)	$119	$219	$594	$9,934
	13%	($5,512)	($496)	$119	$219	$594	$9,934
	12%	($5,812)	($496)	$119	$219	$594	$9,934
	11%	($6,112)	($496)	$119	$219	$594	$9,934
	10%	($6,412)	($496)	$119	$219	$594	$9,934
	9%	($6,712)	($496)	$119	$219	$594	$9,934

SENSITIVITY CASE
Valuation Analysis—FY2007-2011
Conclusion—Equity Coverage
$(000)

Description	Amount

Discounted Present Value of FY2007-2011 Cash Flows (from Discounted Cash Flow Analysis))	$5,821

Net Asset Value 4/30/06	$5,812

Surplus—Cash Flows in Excess of Net Asset Value	$9

Coverage Ratio—Present Value of Cash Flows as a Percentage of Net Asset Value	100%